

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2021

Timothy J. FitzGerald
Chief Executive Officer
The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120

      Re: The Middleby Corporation
           Registration Statement on Form S-4
           Filed May 28, 2021
           File No. 333-256653

Dear Mr. FitzGerald:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Technology

cc: Eric C. Otness, Esq.